TanGold Continues to Execute Mine Development and Exploration

Reports Third Quarter 2021 Results

FOR IMMEDIATE RELEASE – July 15, 2021

TORONTO, July 15, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) today announced results for the third quarter of 2021 (“Q3 2021”). Financial results for Q3 2021 will be available on the Company’s website and will be filed on SEDAR and provided on EDGAR on or before July 15, 2021. All figures are in Canadian dollars unless otherwise expressed.

Highlights Overview

•Upgrade of 5 tph oxide test plant to 15 tph oxide operation, which is anticipated to mitigate negative cash flow on the 5 tph oxide test plant as well as maintain continuity of workforce

•Cash flow generated will enable reinvestment in the business and fund exploration, drilling and capital expenditures at the Buckreef Gold level

•Discovery of Buckreef West and the Anfield Zone further expands exploration potential

•Preliminary metallurgical report sets the foundation for final feasibility study on the sulphide project

•Additional Management changes at TanGold and Buckreef Gold further reinvigorates operations

Stephen Mullowney, Chief Executive Officer of TanGold stated: “The Company and Buckreef Gold have continued to make significant progress this quarter. We developed and are actively implementing a plan to mitigate the cash burn at the Buckreef Gold operating level through an upgrade of the oxide test plant circuit. This plan maintains the continuity of the core team and ramps up mining activity in the short term.  With the discovery of Buckreef West and the Anfield Zone, and the continuing exploration potential of the Buckreef Main Zone, we are developing a robust exploration triangle.  Finally, we were very pleased with the excellent results from the preliminary metallurgical report, providing what we believe is a solid foundation for the progression of a final feasibility study on the sulphides.”

2Accomplishments and Highlights

3Operations

•Buckreef Gold reported zero lost time injuries, zero medical aid incidents and had no COVID-19 related cases in Q3 2021.  There were also no reportable environmental or community related incidents in Q3 2021.

•The operation of the 5 tonne per hour (“tph”) oxide test plant continued in the third quarter, operating 7 days a week with two 12-hour shifts.  The testing period will conclude in the next couple of months and the Company intends to upgrade the existing 5 tph oxide test plant to a 15 tph oxide operation, subject to various approvals (including approval of an expanded tailings facility).

•The targeted completion of the 15 tph oxide plant upgrade is expected in September/October 2021 and is anticipated to mitigate the negative cash flow on the 5 tph oxide test plant, while maintaining continuity of the existing workforce. The cash flow generated from the larger plant will enable reinvestment in the business and fund exploration, drilling and capital expenditures at the Buckreef Gold level.

•The 15 tph oxide mine plan is based on the grade control and block model; the mine plan has been reviewed by SGS Canada Inc. (“SGSC”). Based on the mine plan and financial inputs from the 5 tph oxide test mining operations, the Company anticipates the following operating guidance for the 15 tph oxide mine operation over an 18-month mining program:

•The long-lead items for the 15 tph oxide operation, including the ball mill, tailings facility liners and various plant upgrade components have been ordered and are in transit. Earthworks for the 15 tph oxide facility have also commenced.

2 The 15 tph Oxide Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Prefeasibility Study, reflected in the Company’s May 15, 2020 Updated Mineral Resource Estimate. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 5 tph oxide test plan over the last 9 months. See ‘Forward Looking Statements’ at the end of this Press Release.

3 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any.  Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs.  Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

•Buckreef Gold will continue with plans to build a separate 40 tph oxide mine operation while simultaneously operating the 15 tph oxide mine operation.  The Company is in the process of finalizing the 40 tph oxide mine plan and financial models for this operation, and SGSC is also reviewing this information.  Buckreef Gold plans to operate the 15 tph oxide plant for an initial 18 month period while undergoing construction of the 40 tph oxide plant.  The 40 tph and 15 tph oxide plants will be situated in different locations on the Buckreef Special Mining License, and the Company in conjunction with Buckreef Gold, will assess the possibility of an expanded 55 tph (40 tph + 15 tph) oxide mining operation over the medium to long-term time horizon. The 40 tph oxide mining operation plans to utilize dry stack tailings while the 15 tph oxide mining operations will utilize wet tailings.  The 40 tph oxide mine operations are expected to be capable of producing 15,000 - 20,000 oz. of gold per year based on the initial mine plan and grade profile.

•The request for proposal process for the construction of the 40 tph oxide plant and related infrastructure is complete.  The Company has entered into a letter of intent (“LOI”) with an Engineering, Procurement and Construction (“EPC”) contractor and is in the process of finalizing the agreements for the construction of this facility.  The Company has hired Ausenco Engineering Canada Inc. (“Ausenco”) as Management Engineer to assist in management of the 40 tph oxide plant project. More details will be released after this process is complete.

•Through its testing program, Buckreef Gold has been able to substantiate the grade control block model, confirm forecasted operating cost inputs such as mining and processing costs for 15 tph and 40 tph oxide mining operations, and develop a more comprehensive understanding of oxide mill feed grind, processing of clays, retention times and how to achieve higher recovery rates.  More importantly, this knowledge has been applied to the design of the 15 tph and 40 tph oxide mine operations, substantially de-risking these operations.

•In consultation with SGSC Lakefield Inc. (“SGSL”) and Ausenco, Buckreef Gold has continued to refine targeted recovery rates for the 15 tph and 40 tph oxide mining operations. The targeted recovery rates for these operations are anticipated to be approximately 85%-90%.  The final phase of the 5 tph oxide test plant will focus on recovery rates versus balancing output and recovery rates; this test phase has already commenced with encouraging initial results (see Page 12 of the Q3 Management’s Discussion and Analysis – 5 tph Oxide Test Plant and Operations for more details). For the nine months ended May 31, 2021, recovery rates at the 5 tph oxide test plant ranged from 77% to 87%. In Q3 2021 the oxide test plant produced 446 ounces of pure gold and 1,440 ounces of pure gold on a year-to-date basis.

Feasibility Study and Exploration

•Favourable Metallurgical Test Results: The Company announced updated and highly favorable metallurgical test results from the sulphide component of the Buckreef mineral resource.  Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work.  The study highlights include:

✓The following intercepts and gold recoveries have been confirmed in the report:

▪MC01: 0.54 g/t Au over 78.88m – 94.1%

▪MC02: 19.4 g/t Au over 27.99m – 95.4%

▪MC03: 1.71 g/t Au over 52.53m – 85.3%

✓A straightforward flowsheet consisting of:

▪Primary grinding to P80 = ~100-150 µm

▪Rougher flotation

▪Regrind of the rougher concentrate to ~15-20 µm (P80)

▪Cyanide leaching of the reground flotation concentrate

▪Cyanide leaching of the flotation tailing

✓No refractory association of gold with arsenic sulphide was detected;

✓The samples tested did not exhibit any preg-robbing or other refractory characteristics;

✓Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

✓Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

•Buckreef West Discovery: The Company announced the discovery of Buckreef West, which lies in close proximity to the Buckreef Main Zone, defining a near vertical shear zone, over a strike length of 400 meters (“m”), with interpreted gold mineralization shallowly plunging to the northeast. The mineralized zone remains open to the south and at depth. Highlights include:

✓Shallow depth: All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone;

✓Open at depth and along strike: Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions; and

✓Select intercepts:

▪Hole BWDD017 intersected 4.57m @ 6.4 g/t Au from 44.9m;

▪Hole BWDD015, on the same line as Hole BWDD017, had two intersections:  2.18m @ 1.24 g/t Au from 86.9m and (ii) 2.49m @1.3 g/t Au from 105.1m;

▪Hole BWDD012 intersected 5.57m @ 4.95 g/t Au from 98.4m and 4.0m @ 2.19 g/t Au from 92.0m;

▪Hole BWDD013, on the same line as Hole BWDD012 intersected 1.5m @ 2.2 g/t Au from 59.5m;

▪BWDD0018 intersected 7.0m @ 2.03 g/t Au from 44.0m and 3.85m @ 2.86 g/t from 56.0m; and

▪BWDD0031 intersected 2.5m @ 7.29 g/t Au from 46.1m.

•Anfield Zone Discovery: The Company announced that it has made a new discovery of three closely spaced parallel, gold bearing structures at Buckreef, collectively now known as the Anfield Zone.  Follow-up field work and diamond drilling is planned for 2021 and 2022.  Highlights include:

✓The new prospective gold mineralized zones, totaling a combined 2.9 kilometer (km) strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. Collectively, they have been named the Anfield Zone;

✓Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:

▪37.52 g/t

▪28.55 g/t

▪14.42 g/t

✓Located approximately 500m to the east of the Buckreef Main Zone; and

✓Aligns with and trends towards the Eastern Porphyry Mineral Resource.

Management

•On March 1st, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer.  He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance.  He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•On March 4th, 2021, the Company, through Buckreef Gold, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef Gold.  Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry.  Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry.  Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities.  Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience Buckreef Gold requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

•On March 17th, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions.  His career includes leading over $80B of M&A transactions and over $100 billion of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

•On April 27, 2021, TanGold announced that Mr. Sinclair turned 80 years old and retired as Executive Chairman to continue service as Chairman of the Board of Directors of the Company. TanGold has had the privilege of being founded and directed since 2000 by the leadership of the renowned James E. Sinclair. It is with profound gratitude that the Company acknowledges his contribution to the present success and long-term resilience of our enterprise.

•On June 1st, 2021, the Company appointed Khalaf Rashid as Senior Vice President, Tanzania and as Managing Director of the Company’s wholly owned subsidiary in Tanzania, Tanzam2000.  Mr. Rashid is a Tanzanian citizen and resident and joins the TanGold Executive Team bringing a wealth of experience and family history in Tanzanian business, politics and Government that dates back to the formation of the country. He is highly respected and recognized in the business community having held senior executive positions in multiple sectors including industrials, education and marketing communications.

•The Company changed its nominees to the Buckreef Gold board to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company.  Stephen Mullowney was nominated Chairman of Buckreef Gold.

Financing

•As at May 31, 2021, the Company had net working capital of $15.0 million, including cash of $21.3 million. This reflects a significant improvement in in overall liquidity and financial flexibility compared to August 31, 2020 and is primarily due to the completion of two capital raises in Q2 2021.

Other

•A mine-based assay / chemical laboratory has arrived at site and is currently being installed at Buckreef. The laboratory has commenced test work and is in the process of being fully commissioned.

•The Company, through Buckreef Gold procured and donated 300 school desks to the Kaseme Secondary School in Geita District.

Outlook

•The Company will conclude the test phase of the 5 tph oxide test plant in the next couple months. Through its testing program, objectives related to oxide mill feed grind, processing of clays, retention times and how to achieve higher recovery rates have been achieved.  Buckreef Gold has also been able to substantiate the grade control block model and confirm forecasted operating cost inputs such as mining and processing costs for 15 tph and 40 tph oxide mining operations.  More importantly, this knowledge has been applied to the design of the 15 tph and 40 tph oxide mine operations, substantially de-risking these operations.

•The Company intends to upgrade the existing 5 tph test plant to a 15 tph oxide operation, subject to various approvals (including approval of an expanded tailings facility).  The long-lead items for the 15 tph oxide operation including the ball mill, tailings facility liners and various plant upgrade components have been ordered, and are in transit.  Earthworks for the 15 tph oxide facility have also commenced.  The targeted completion of the 15 tph oxide plant upgrade is expected in September/October 2021 and is anticipated to mitigate the negative cash flow on the 5 tph oxide test plant, while maintaining continuity of the existing workforce. The cash flow generated from the larger plant will enable reinvestment in the business and fund exploration, drilling and capital expenditures at the Buckreef Gold level.  The capital cost for this plant upgrade is expected to range between US$1.3-US$1.6 million, of which approximately 1/3 has already been incurred.

•As mentioned above, the tender process with prospective EPC contractors to re-submit their bids for a 40 tph oxide material CIL process plant was undertaken in Q3 2021.  The Company completed an internal assessment and adjudication of the bids in partnership with its JV partner, STAMICO.  Buckreef Gold has entered into a LOI with an EPC contractor and expects to finalize the contract in Q4 2021.  The Company, through Buckreef Gold, will commence site preparation and construction of the 40 tph oxide processing plant. The Company has retained Ausenco to act as Management Engineer with regards to the construction of the 40 tph oxide facility.

•As mentioned above, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The Land Compensation Survey has been completed and the report submitted to Buckreef Gold management. The Land Compensation process requires various Government approvals and is anticipated to be finalized by fiscal 2021.

•The final feasibility study for the ‘sulphide mine’ will continue; in Q4 2021 metallurgical testing will move to variability testing of the first 5-7 years of production, including tailing characteristics for dry stack tailings. Site layout will be confirmed, and geotechnical and groundwater work will commence on identified areas (i.e. plant, tailings, waste rock storage facility).  The Company is also interviewing potential ‘Owner’s Engineer’ service providers to assist with the management of the final feasibility study.

•Geological work has commenced in evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, Exploration Targets, advanced exploration, and grassroots exploration through to conceptual targets have been evaluated.  The Company will provide updates on its exploration targets and strategy which will be finalized and provided in Q4 2021.

•The Company, through Buckreef Gold, will commence drilling of exploration targets and mineral resource upgrade drilling in fiscal 2021.

•The Company will continue a review of its broader exploration portfolio and strategy to meet core strategic objectives, including consideration of new licenses and/or partnerships. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. The Company is located in highly favourable Archean geological terrane in the prospective and producing Lake Victoria Greenstone Belt, where numerous anomalous gold bearing shear zones have been identified.

•Management has undertaken a comprehensive review of the Company's design and procedures around financial reporting, internal controls and cash management. As the Company transitions from an exploration and evaluation stage organization, Management plans to continuously upgrade the accounting systems, chart of accounts, internal controls and financial policies and procedures in advance of becoming a commercially producing organization with the 40 tph oxide plant.

•As previously disclosed, TanGold and STAMICO agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). The Company anticipates finalizing the agreement by year-end fiscal 2021.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

The information contained herein summarizes details reported in the interim financial statements of the Company for the period ended May 31, 2021, and management’s discussion and analysis thereof. Interested parties are encouraged to review those filings in their entirety by visiting the Company’s profile at www.sedar.com.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in TanGold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

Without limiting the generality of the foregoing, investors are specifically cautioned that information contained herein relating to the costs of the proposed 15 tph oxide test plant include information which constitutes ‘financial outlook’. While management has carefully considered assumptions related to the 15 tph plant, actual results may vary from the projections contained herein for a variety of reasons, including technical, political or environmental. The most significant assumptions used in the preparation of the projected costs of the 15 tph plant related to the extrapolation of actual mining and processing costs from the current 5 tph oxide test plan over the past 9 months to estimate 15 tph costs.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.